John T. Rudy 617 348 3050 jrudy@mintz.com	One Financial Center Boston, MA 02111 617 542 6000 mintz.com

October 4, 2023

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nasreen Mohammed

Adam Phippen

Re: Aspen Aerogels, Inc. Form 10-K for the fiscal year ended December 31, 2022

Filed March 16, 2023

File No. 001-36481

Ladies and Gentlemen:

On behalf of Aspen Aerogels, Inc. (the “Company” or “Aspen”), please find this letter in response to the comment letter, dated September 25, 2023, of the staff of the Division of Corporation Finance (the “Staff”) in reference to the Company’s Annual Report on Form 10-K filed on March 16, 2023.

In order to facilitate the Staff’s review, we have repeated each comment in its entirety in italicized text followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022 filed March 16, 2023

Notes to Consolidated Financial Statements

(3) Revenue from Contracts with Customers, page 93

1.

We note your revenue policy for subsea products and thermal barriers which state that you recognize revenues at a point in time and over time utilizing the input method depending on the terms of the contract. Please tell us your consideration of disclosing the revenues recognized by each method. Refer to ASC 606-10-55-89 through 91. In addition, please revise your disclosures in future filings to provide the disclosures required by ASC 606- 10-50-18b.

BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO TORONTO  WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has evaluated the guidance in ASC 606-10-55-89 through 91 with respect to disclosures of disaggregated revenues including guidance in ASC 606-10-50-5 through 7 which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The objective of the Company’s disaggregated revenue disclosure is to provide the most useful information to readers of its financial statements based on categories that are meaningful in the context of the Company’s business.

In consideration of the factors in ASC 606-10-55-90, which requires that the Company consider how information about the Company’s revenue has been presented for other purposes, the Company considered, among other items, disclosures outside the financial statements and information reviewed by its chief operating decision maker. The Company reports total revenue by segment and geographical region, which is consistent with how its chief operating decision maker reviews financial performance. This disaggregation also aligns to disclosures in the Company’s quarterly earnings releases, the prepared remarks discussed as part of its quarterly earnings announcement process and other investor presentations.

The Company considered the examples of categories of disaggregated revenues in ASC 606-10-55-91. The Company believes geographical region provides a meaningful indication of how its revenue from contracts with customers are affected by economic factors due to the global nature of its customers and operations. The Company also disaggregates its revenues by segments, Energy Industrial and Thermal Barrier, which it believes enables readers of its financial statements to understand how the Company’s revenues impact its financial position and is in line with how the Company manages its business.

Further, as it relates to the examples in ASC 606-10-55-91, in response to the Staff’s comment, the Company specifically considered example “f” within the guidance pertaining to the timing of transfer of goods or services. A substantial majority of our revenues are recognized at a point in time. As such, we do not believe disaggregation of revenues by timing of transfer of goods or services would be meaningful to investors.

For the reasons discussed above, the Company believes that the revenue disaggregation disclosures currently reported are appropriate.

The Company advises the Staff that in future filings, it will adjust its disclosure to provide an explanation of why the methods used provide a faithful depiction of the transfer of goods or services as required by ASC 606-10-50-18B.

Exhibit 23.1, page 115

2.	The consent references a report date of March 15, 2023; however, the audit report is dated March 16, 2023. Please explain.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the inconsistency in the dates of the audit report and the consent was as a result of a scrivener’s error. The consent was intended to reference a date of March 16, 2023, which is the date of the audit report.

We hope that the above response will be acceptable to the Staff. If you have any questions or comments in connection with this letter please contact the undersigned by phone at (617) 348-3050 or via e-mail at JRudy@mintz.com.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Aspen Aerogels, Inc.

Donald R. Young

Ricardo R. Rodriguez

Virginia H. Johnson